UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 16 January 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

246 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

16 January 2015

EARLY TERMINATION OF FUNDING ARRANGEMENT

16 January 2015, Sydney, Australia: Novogen Limited (ASX:NRT; NASDAQ:NVGN), an Australian/US biotechnology company, today announced that it terminated the Convertible Note Agreement it entered into on 4th July 2013 with Hudson Bay Capital.

The Agreement comprised a maximum of 5 Notes, 4 of which have been exercised by Novogen for the sum of AUD$6M. The fourth Note was exercised by Novogen in January 2014.

In view of the recent capital-raising effort that has contributed to the Company’s current healthy cash position, Novogen will not be seeking to exercise the fifth and final Note.

Novogen wishes to publically acknowledge the assistance of Hudson Bay Capital via this funding agreement in its formative years. These funds have been pivotal over the past 18 months in allowing Novogen to develop its pipeline of four drugs.

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been designed to kill the full heterogeneity of cells within a tumor, including the cancer stem cells. The molecular target is a trans-membrane electron-transfer pump mechanism oncogene that is common to all cancer cells. Cells die by respiratory distress and mitochondrial disintegration.

The ATM compounds target the micro-filament component of the cancer cell’s cytoskeleton and have been designed to combine with anti-microtubular drugs (taxanes, vinca alkaloids) to produce comprehensive and fatal destruction of the cancer cell cytoskeleton.

The Company pipeline comprises three SBP drug candidates (TRXE-002, TRXE-009, TRXE-0025) and one ATM drug candidate (‘Anisina’).

Further information is available on our websites www.novogen.com

For more information please contact:

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Chief Operating Officer Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111

Lionel Mateo Company Secretary Novogen Group Lionel.Mateo@novogen.com +61 (0) 2 9472 4104